SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.      )

Lifecore Biomedical, Inc.
(Name of Subject Company)
Lifecore Biomedical, Inc.
(Name of Persons Filing Statement)
Common Shares
(Title of Class of Securities)
532187101
(CUSIP Number of Class of Securities)
Dennis J. Allingham
Lifecore Biomedical, Inc.
3515 Lyman Boulevard
Chaska, Minnesota 55318
(952) 368-4300
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
Copies to:
Robert A. Rosenbaum
Dorsey & Whitney LLP
50 South Sixth Street, Suite 1500
Minneapolis, Minnesota 55402
(612) 340-2600
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

LIFECORE BIOMEDICAL AGREES TO BE ACQUIRED BY WARBURG PINCUS FOR $17.00 PER SHARE IN CASH
CHASKA, MN. — January 15, 2008 — LIFECORE BIOMEDICAL, INC. (NASDAQ: LCBM) announced today that it has entered into a definitive agreement with affiliates of Warburg Pincus, the global private equity firm, to be acquired through a tender offer, followed by a merger, for a price of $17.00 per share in cash. The transaction, valued at approximately $239 million, is subject to the valid tender of a majority of Lifecore Biomedical’s fully diluted common shares, regulatory approvals and other customary conditions, but is not subject to any financing condition.
The $17.00 per share price represents a premium of approximately 30% over the volume weighted average price of Lifecore Biomedical’s shares for the last 30 trading days. Lifecore Biomedical expects the transaction to close by the end of the first quarter of 2008.
Lifecore Biomedical’s Board of Directors has unanimously approved the definitive agreement and has resolved to recommend that Lifecore Biomedical’s shareholders tender their shares in connection with the tender offer contemplated by the definitive agreement.
“In addition to our shareholders, who we believe will receive fair value for their Lifecore shares, we believe that this transaction with Warburg Pincus is positive for our employees and our customers,” said Dennis J. Allingham, President and CEO of Lifecore Biomedical. “The transaction will allow us to continue to provide exceptional products to our customers. As a private company, Lifecore will have greater flexibility to focus on its long-term strategic direction. Warburg Pincus and its affiliates have confidence in Lifecore’s future and will support achieving our long-term goals.”
Lifecore Biomedical intends to solicit superior proposals from third parties during the next 30 calendar days, as permitted by, and subject to, the terms of the definitive agreement. There can be no assurance that the solicitation of superior proposals will result in an alternative transaction. Lifecore does not intend to disclose developments with respect to this solicitation process unless and until its Board of Directors has made a decision regarding any alternative proposals.
Piper Jaffray & Co. is acting as financial advisor and Dorsey & Whitney LLP is acting as legal counsel to Lifecore. Willkie Farr & Gallagher LLP is acting as legal advisor to Warburg Pincus.

About Lifecore Biomedical
Lifecore Biomedical, in business over 40 years, develops, manufactures and markets biomaterials and medical devices for use in various surgical markets through two divisions, the Dental Division and the Hyaluronan Division. The Dental Division conducts its dental surgery business through direct sales and marketing in the United States, France, Germany, Italy and Sweden and through distributors in 49 other countries. The Hyaluronan Division conducts its business through OEM and contract manufacturing alliances in the ophthalmic, orthopedic and veterinary surgical fields. News and general information are available through the Company’s website at www.lifecore.com.
About Warburg Pincus
Warburg Pincus has been a leading private equity investor since 1971. The firm currently has approximately $20 billion of assets under management with an additional $10 billion available for investment. Since inception, Warburg Pincus has invested $29 billion in 585 companies in 30 countries and across a range of sectors, including healthcare, consumer and retail, industrial, financial services, energy, real estate and technology, media and telecommunications. The firm has invested $6.2 billion in healthcare-related companies around the world, including approximately $2.7 billion in medical devices. Notable medical device investments include: American Medical Systems (Nasdaq: AMMD), Bausch & Lomb, ev3 (Nasdaq: EVVV), Kyphon (acquired by Medtronic in 2007), Tornier, and Wright Medical Group (Nasdaq: WMGI). Warburg Pincus has offices in Beijing, Frankfurt, Hong Kong, London, San Francisco, Mumbai, New York, Shanghai, and Tokyo. For more information please visit www.warburgpincus.com.
Conference Call
Lifecore Biomedical will host a conference call today at 7:00 a.m. Central Time to discuss the transaction and fiscal 2008 second quarter results. Investors interested in participating in the live call can dial (800) 896-8445 from the U.S. International callers can dial (785) 830-1916. A telephone replay will be available approximately two hours after the call concludes and will be available through Tuesday, January 22, 2008, by dialing (888) 203-1112 from the U.S., or (719) 457-0820 for international callers and entering confirmation code 2333334.
There also will be a simultaneous webcast available on the Investor Relations section of the Company’s web site at www.lifecore.com. For those unable to participate during the live broadcast, the webcast will be archived for 30 days. The webcast is also being distributed over THOMSON/CCBN’s Investor Distribution Network. Individual investors can listen to the call through THOMSON/CCBN’s individual investor center at www.earnings.com Institutional investors can access the call via StreetEvents www.streetevents.com.

The conference call may include forward-looking statements. See the cautionary information about such statements in the “Forward Looking Statements” section below.
Forward Looking Statements
This news release contains, among other things, certain statements of a forward-looking nature. Such statements include all statements other than those made solely with respect to historical fact. Numerous risks, uncertainties and other factors may cause actual results to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to, (1) the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive agreement; (2) the outcome of any legal proceedings that may be instituted against the Company and others following the announcement of the transaction; (3) the inability to complete the transaction due to the failure to satisfy the conditions thereto; (4) the proposed transaction may disrupt current plans and operations and the potential difficulties in employee retention as a result of the announcement of the transaction; and (5) other factors described in the Company’s filings with the Securities and Exchange Commission, including its reports on Forms 10-K, 10-Q, and 8-K. Many of the factors that will determine the outcome of the subject matter of this communication are beyond the Company’s ability to control or predict. The Company undertakes no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future results or otherwise.
Important Notice
This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any of Lifecore’s common shares. The tender offer described herein has not yet been commenced. On the commencement date of the tender offer, an offer to purchase, a letter of transmittal and related documents will be filed with the Securities and Exchange Commission, will be mailed to shareholders of record and will also be made available for distribution to beneficial owners of common shares. The solicitation of offers to buy Lifecore common shares will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. When they are available, shareholders should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the tender offer. When they are available, shareholders will be able to obtain the offer to purchase, the letter of transmittal and related documents without charge from the Securities and Exchange Commission’s Website at www.sec.gov or from the information agent that we select. Shareholders are urged to read carefully those materials when they become available prior to making any decisions with respect to the tender offer.

Lifecore will file a solicitation/recommendation statement with the SEC in connection with the tender offer, and, if required, will file a proxy statement or information statement with the SEC in connection with the second-step merger. Shareholders are strongly advised to read these documents if and when they become available because they will contain important information about the tender offer and the proposed merger. Shareholders would be able to obtain a free copy of the solicitation/recommendation statement and the proxy statement or information statement as well as other filings containing information about Lifecore, the tender offer and the merger, if and when available, without charge, at the SEC’s Internet site (http://www.sec.gov). In addition, copies of the solicitation/recommendation statement, the proxy statement or information statement and other filings containing information about Lifecore, the tender offer and the merger may be obtained, if and when available, without charge, by directing a request to Lifecore, Attention: Dennis J. Allingham, President and Chief Executive Officer, 3515 Lyman Boulevard Chaska, Minnesota 55318, by phone at 952.368.4300, or on Lifecore’s Internet site at www.lifecore.com.
- END -